                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  1  )*
                                             ----

                              DeVlieg-Bullard, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   251782 10 8
                          ----------------------------
                                 (CUSIP Number)

        John G. Poole; c/o Stanwich Partners, Inc.,62 Southfield Avenue,
        One Stamford Landing, Stamford, Connecticut 06902; (203) 325-0551
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                January 21, 1999
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













                                Page 1 of 5 Pages

CUSIP NO.   251782 10 8         SCHEDULE 13D/A    PAGE     2    OF     5   PAGES
         ----------------                              --------    --------

                                        NAME OF REPORTING
  (1)     PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          John G. Poole                   SS# ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER

                               752,007.75
  NUMBER OF            --------------------------------------------------------
   SHARES              (8)     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                               752,007.75
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          802,007.75
          ---------------------------------------------------------------------

 (12)     CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.4%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION


                               Page 2 of 5 Pages

ITEM 1.    SECURITY AND ISSUER.

                    This filing relates to the common stock (the "Common Stock") of the following issuer (the "Issuer"):

                                     DeVlieg-Bullard, Inc.
                                     One Gorham Island
                                     Westport, CT 06880

                    The Issuer is a Delaware corporation.

ITEM 2.    IDENTITY AND BACKGROUND

                    (a)      Name of person filing this statement:

                             The name of the person filing this report is John G. Poole (the "reporting person").

                    (b)      Business address:

                                     c/o Stanwich Partners, Inc.
                                     One Stamford Landing
                                     62 Southfield Avenue
                                     Stamford, CT 06902

                    (c)      Present principal occupation:

                             Vice-President and a director of Stanwich Partners, Inc. ("Stanwich"), an investment banking and consulting firm.

                    (d)      Criminal Proceedings:  Not applicable.

                    (e)      Civil Proceedings:  Not applicable.

                    (f)      Citizenship: - United States of America.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                    The events giving rise to the requirement to file this Amendment No. 1 to Schedule 13D were the following purchases of Common Stock by the reporting person:


                    (a) On December 8, 1998 the reporting person purchased 187,500 shares of Common Stock pursuant to the exercise of warrants previously issued to him by the Issuer.



                             Page 3 of 5 Pages

           Of these shares, 93,750 were included in his beneficial ownership in his Schedule 13D because the related warrants were exercisable by him at the time of the filing or within 60 days thereafter. In each case, the purchase price for the warrant shares was $0.01 per share.

                    (b) In open market transactions the reporting person purchased 20,000 shares of Common Stock on January 20, 1999 and 40,000 shares of Common Stock on January 21, 1999, in both cases at a price of $0.6875 per share.

                    The reporting person used his personal funds to make all the purchases described in this Item 3.

ITEM 4.    PURPOSE OF THE TRANSACTION.

                    The reporting person's purpose in acquiring the Shares was to increase his direct investment in the Issuer. The reporting person has no plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

                    (a) The reporting person beneficially owns an aggregate of 802,007.75 shares of Common Stock (the "Beneficially Owned Shares"). The Beneficially Owned Shares constitute 6.4% of the issued and outstanding shares of Common Stock.

                    (b) Number of shares as to which the reporting person has:

                        (i)     sole power to vote or to direct
                                the vote:                             752,007.75

                        (ii)    shared power to vote or to direct
                                the vote:                             0

                        (iii)   sole power to dispose or to direct
                                the disposition of:                   752,007.75

                        (iv)    shared power to dispose or direct
                                the disposition of:                   0

                    Of the Beneficially Owned Shares, 50,000 are held in a trust for the benefit of the reporting person.



                    In addition, Stanwich Oil & Gas, Inc ("SOG"), Stanwich Financial Services Corp. ("SFSC") and Stanwich Partners, Inc. ("SPI") own the following shares of Common Stock: SOG - 1,754,887 shares; SFSC - 250,000 shares; and SPI - 1,500 shares. The reporting person is an officer of




                                Page 4 of 5 Pages

SOG and SPI; a director of SPI; and a stockholder of SOG, SFSC and SPI. The shares referred to in this paragraph are not included in the reporting person's "Beneficially Owned Shares," and he disclaims beneficial ownership thereof.

                           (c) No transactions in the Common Stock were effected
in the past 60 days by the reporting person except for the purchases described in Item 3, above.

                           (d) Not applicable.

                           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                    Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

                    None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 5, 1999                             /s/ John G. Poole
                                             -----------------------------------
                                             Name: John G. Poole








                                Page 5 of 5 Pages